Exhibit 99.1

Sogou Announces Completion of Going-Private Transaction

BEIJING, China, September 23, 2021 — Sogou Inc. (NYSE: SOGO) (“Sogou” or the “Company”), an innovator in search and a leader in China’s internet industry, today announced the completion of the merger (the “Merger”), contemplated by the Agreement and Plan of Merger, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021 (as so amended, the “Merger Agreement”), by and among the Company, THL A21 Limited (“THL”), TitanSupernova Limited (“Parent”), and Tencent Mobility Limited (“TML”) (THL, Parent, and TML, each of which is or was a direct or indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”)), in which Parent was merged with and into the Company, with the Company continuing as the surviving company. As a result of the Merger, the Company ceased to be a publicly-traded company and became a privately-held company wholly-owned indirectly by Tencent.

Pursuant to the Merger Agreement, all the Class A ordinary shares, par value $0.001 per share, of the Company (“Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depositary shares (“ADSs”), each ADS representing one Class A Ordinary Share, that were issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares (as defined in the Merger Agreement) and ADSs representing the Excluded Shares, were cancelled, and ceased to exist, in exchange for the right of the holders thereof to receive $9.00 in cash per Class A Ordinary Share (the “Per Share Merger Consideration”) or $9.00 in cash per ADS (the “Per ADS Merger Consideration”), as applicable.

Payment of the Per ADS Merger Consideration (less an ADS cancellation fee of $0.05 per ADS and any other applicable fees), without interest and net of any applicable withholding taxes, will be made to holders of ADSs in respect of ADSs they held representing Class A Ordinary Shares that were issued and outstanding immediately prior to the Effective Time as soon as practicable after The Bank of New York Mellon, the ADS depositary, receives the aggregate Per ADS Merger Consideration from the paying agent. Shareholders of record of the Company as of immediately prior to the Effective Time who are entitled to the Per Share Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their share certificates representing their Class A Ordinary Shares, if any, in exchange for the Per Share Merger Consideration, without interest and net of any applicable withholding taxes, and should wait to receive the letter of transmittal before surrendering their share certificates.

Shortly prior to the completion of the Merger on September 23, 2021, the transactions contemplated by the Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among Sohu.com Limited, Sohu.com (Search) Limited (“Sohu Search”), and Parent, providing for Sohu Search’s sale to Parent of all of the Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share, of the Company (“Class B Ordinary Shares”) owned by Sohu Search (the “Sohu/Tencent Sogou Share Purchase”) were completed. As a result of the completion of the Sohu/Tencent Sogou Share Purchase and the contribution by THL of all of the Class B Ordinary Shares held by THL to Parent, Parent held at least 90% of the voting power represented by all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company immediately prior to the completion of the Merger, and the Merger was effected through a statutory short-form merger of Parent with and into the Company in accordance with section 233(7) of the Companies Act of the Cayman Islands.

The Company also announced today that it has requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended and that the NYSE file with the Securities and Exchange Commission (the “SEC”) a Form 25 (the “Form 25”) notifying the SEC of the NYSE’s withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file with the SEC, 10 days after the NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.

The management and the board of directors of Sogou thank the Sogou team for their efforts so far, and look forward to a new chapter for Sogou now beginning.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about Sogou's and Sogou management's beliefs and expectations are forward-looking statements. Any such statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement or other information included in this press release, except as may be required by applicable law.

About Sogou

Sogou is an innovator in search and a leader in China's internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com